U.S. SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C. 20549

                            FORM 12b-25         SEC File Number:
                                                     0-12114

                   NOTIFICATION OF LATE FILING    CUSIP Number:
                                                     127537

(Check One):   [ ] Form 10-K and Form 10-KSB   [ ] Form 20-F
   [ ] Form 11-K  [X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

     For Period Ended: June 30, 2000

     [ ]  Transition Report on Form 10-K or 10-KSB
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q or 10-QSB
     [ ]  Transition Report on Form N-SAR

     For the Transition Period Ended:___________________________

     Read Attached Instruction Sheet Before Preparing Form.
                         Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I -- Registrant Information

     Full Name of Registrant:      Cadiz Inc.

     Address of Principal Executive Office (Street and Number)
          100 Wilshire Boulevard, Suite 1600

     City, State and Zip Code
          Santa Monica, California 90401

Part II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.
                                 (Attach Extra Sheets if Needed)


We attempted to file in a timely manner, but were unable to complete the transaction electronically as the Edgar system repeatedly terminated our transmission.


Part IV -- Other Information


(1) Name and telephone number of person to contact in regard to this notification:

      J. Brad Wiggins               (310)         556-1990
             (Name)              (Area Code   Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                    [X]  Yes         [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [X]  Yes         [ ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net loss for the three months ended June 30, 2000 is $6,282,000 ($0.18 per share), compared to a net loss of $1,908,000 ($0.06 per share) for the same period last year. Net loss for the six months ended June 30, 2000 is $15,124,000 ($0.43 per share), compared to a net loss of $9,329,000 ($0.27 per share) for the prior year period.

Cadiz Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  Aug. 14, 2000       By:  /s/ Stanley E. Speer
                                ------------------------
                                 Stanley E. Speer
                                 Chief Financial Officer



                               ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).